UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Truth Arts Inc.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> January 10, 2014

Physical Address of Issuer:

1210 Hatteras Lane, Hollywood, FL 33019

Website of Issuer:

www.TruthArts.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

The Issuer shall pay the Intermediary a flat fee of one-hundred and twenty-five thousand dollars ($125,000) for preparing the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

100

Price (or Method for Determining Price):

$0.01

Target Offering Amount:

$1.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

March 27, 2024 11:59 pm prevailing Pacific Time

NOTE: If the sum of the investment commitments of Required Consideration (as defined below) does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments of Required Consideration will be canceled and committed consideration will be returned or when context requires, destroyed.

Current Number of Employees:

17

Financial Statements for Modern Mast Corporation*		
	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$14,089,521	$1,365,021
Cash & Cash Equivalents	$13,895,212	$1,276,783
Accounts Receivable	$0	$0
Short-term Debt	$63,250	$25,444
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	($1,905)
Net Income/(Loss)	($3,700,376)	($1,775,771)

*On January 2, 2024, the Issuer filed a Certificate of Amendment to its Sixth Amended and Restated Certificate of Incorporation changing its name from "Modern Mast Corporation" to "Truth Arts Inc."

Financial Statements for Truth Labs LLC*		
	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$889,869	N/A
Cash & Cash Equivalents	$42,011	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$1,603	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$11,321,102	N/A
Cost of Goods Sold*	$148,449	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$888,266	N/A

*Truth Labs LLC's financial statements for the period from November 10, 2021 (Inception) through December 31, 2022 are attached in Exhibit A.
**Cost of sales in the Issuer's financial statements

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TRUTH ARTS INC.



A crowdfunding investment involves risk. You should not invest funds or considerations in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ESCROW AGENT, THE ISSUER AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT OF REQUIRED CONSIDERATION MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION

OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the investment commitment of Required Consideration and issuance of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential investors of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "**Issuer**" or "**we**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $1.00 (the "**Target Offering Amount**"), as calculated by aggregate the Required Consideration without application of any multipliers, and up to a maximum amount of $1,235,000, as calculated by the aggregate Required Consideration without application of any multipliers, (the "**Maximum Offering Amount**") of SAFEs (Simple Agreement for Future Equity) (the "**Securities**" or "**Safe**") on a best-efforts basis as described in this Form C (this **"Offering"**). The Issuer must raise an amount equal to or greater than the Target Offering Amount by March 27, 2024 11:59 pm prevailing Pacific Time (the "**Offering Deadline**"). The minimum and maximum individual investment amount for the Safes as calculated by the Required Consideration without application of any multipliers is $0.01 per Investor (which may be waived by the Issuer, in its sole and absolute discretion). Unless such investment commitments of Required Consideration meet all requirements set by this Offering, no Safe will be issued in this Offering, all investment commitments of Required Consideration will be canceled and all committed consideration will be returned or when context requires, destroyed.

The price of the Safe was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Safe.

Any Investor who holds a NFT from Goblintown, IlluminatiNFT, Grumpls, Big Inc, Mcgoblin Burger, and any Truth related collections and passes (Illuminati Merch Passes, Puzzlers, Believer, Accessories, Undao, etc) (each, an "**Eligible NFT**") is eligible to participate in the Offering. Any Investor who holds a NFT from The 187 and any 1:1 NFTs is not eligible.

The consideration required to be given by the Investor to the Issuer in order to participate in this Offering is the burning of an Eligible NFT, and the Investor-holder of such Eligible NFT acknowledges and agrees for purposes of this Offering, notwithstanding any other value or auction metric of the Eligible NFT, the burning of the Eligible NFT in accordance with the below procedure will constitute an investment commitment of required consideration of $0.01 (the "**Required Consideration**"). However, the ultimate value of the Required Consideration reflected as the Investor's investment amount in the Safe issued to the Investor in this Offering will be subject to upward adjustment pursuant to certain Multipliers specified by the Issuer (as initially set forth below), subject to amendment in the Issuer's sole discretion at any time (the "**Safe Amount**").

In order to receive the Safe, the Investor must log onto https://www.app.trutharts.com and click on "**Operation Resurrection**" to connect the crypto wallet that holds the Investor's Truth Labs NFTs. Once the wallet is connected, the Investor will see the resulting SAFE Amount for the Safe such Investor is eligible to receive in exchange for burning such Investor's Eligible NFTs. The Investor can choose to burn none, some, or all of such Investor's Eligible NFTs. Each Investor is able to redeem between $100 and $50,000 of the Safe Amount for the Safe in exchange for burning the Eligible NFTs. The sum of the value of the Eligible NFTs, as outlined in the below table, each Investor wants to burn will make such Investor eligible for different levels of future equity. The tiers are outlined below:

Eligible NFT Value	Tiers	Required Consideration	Multiplier	Resulting SAFE Amount
$100.00-$999.99	Tier 1	$0.01	10,000	$100.00
$1,000.00-2,499.99	Tier 2	$0.01	100,000	$1,000.00
$2,500-4,999.99	Tier 3	$0.01	250,000	$2,500.00
$5,000-9,999.999	Tier 4	$0.01	500,000	$5,000.00
$10,000-24,999.99	Tier 5	$0.01	1,000,000	$10,000.00
$25,000-49,999.999	Tier 6	$0.01	2,500,000	$25,000.00
$50,000-infinity	Tier 7	$0.01	5,000,000	$50,000.00

As the Investor selects Eligible NFTs to burn, the screen will reflect the total value of the bucket. Each eligible ERC-721 NFT will be valued as the greater of either (a) the valuation of the token at the time of the eligibility snapshot (February 20, 2024 at 9:00 a.m. prevailing eastern time) plus twenty percent (20%) or (b) the average value of tokens sold the week the token was either bought or received. As the Investor passes the floor of each tier, the burn will be worth that tier amount of the Safe Amount for the Safe, unless the next tier is reached. For illustrative purposes only, if an Investor burns $1,100 of Eligible NFTs, such Investor will redeem $1,000 of the Safe Amount of such Investor's

Safe, such that, for the avoidance of any doubt, the Safe Amount of such Investor's Safe will be $1,000. Similarly, burning $40,000 of Eligible NFTs will only yield $25,000 of Safe Amount of such Investor's Safe in the Issuer.

The Investor must comply with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment of Required Consideration under a name that is not their legal name, they may be unable to redeem their Safe indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor investment commitments of Required Consideration will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the conditions of the Offering have been satisfied, including, for the avoidance of any doubt, that the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment of Required Consideration until up to March 27, 2024 at 11:59 p.m. prevailing pacific time; provided, however, there is no guarantee that such investment commitment of Required Consideration or other consideration may be returned; provided, further, that after March 27, 2024, at 11:59 p.m. prevailing pacific time, once an Investor's NFT is burned, it is impossible to reverse the burn of such NFT. If Investor decides to cancel an investment commitment of Required Consideration, such Investor NFT will remain locked for the entirety of the holding period up through March 27, 2024 at 11:59 p.m. prevailing pacific time and returned thereafter. Issuer and Intermediary are not responsible for the inability to participate in market activity while the NFT is locked during this such holding period.

If the Intermediary approves an Investor or an investment commitment of Required Consideration, subject to such Investor complying with the Intermediary's KYC and AML policies, the consideration will be released to the Issuer and the Investor will receive their Safe. **If the Intermediary <u>does not approve an Investor or an investment commitment of Required Consideration, subject to such Investor complying with the Intermediary's KYC and AML policies, the consideration will be returned to the Investor</u> or when context requires, destroyed <u>and the Investor will not receive their Safe.</u>**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/truth-arts (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment of Required Consideration. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments of Required Consideration. If an Investor does not reconfirm their investment commitment of Required Consideration after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment of Required Consideration will be canceled and the committed consideration will be returned or when context requires, destroyed.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments of Required Consideration). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment of Required Consideration until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments of Required Consideration made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments of Required Consideration received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Safe via electronic certificate/PDF in exchange for their investment commitment of Required Consideration as soon as practicable thereafter.

The Issuer has agreed to return all consideration to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments of Required Consideration are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment of Required Consideration. If the Issuer rejects all or a portion of any investment commitment of Required Consideration, the applicable prospective Investor's consideration will be returned without interest or deduction.

The Safe

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Safes are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Safes do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Safes or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Safes, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Safes. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Safes are convertible into shares of the securities issued in said Equity Financing, as follows:

Conversion Upon an Equity Financing

Upon an Equity Financing, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the Safe Amount by (a) or (b) immediately below:

(a) the quotient of $132,500,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Safes (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**Equity Financing Price**".

Conversion Upon a Liquidity Event

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below) or a **Change of Control** (as defined below) of the Issuer (all of these events, a "**Liquidity Event**"), the Investor will receive a cash payment equal to the greater of (1) the SAFE Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of shares of Common Stock equal to the SAFE Amount (or a lesser amount as described below) divided by the quotient of (a) $132,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs (such quotient, the "**Liquidity Price**").

In connection with the Cash Out Option, the SAFE Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their SAFE Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) or a Liquidity Event before the Safes terminate, the Issuer will distribute all proceeds legally available for distribution in accordance with the following priority: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) on par with payments for other SAFEs, whether this series or otherwise, and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Safes terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Safes) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Safes nor the securities issuable upon the conversion of the Safes have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Safes confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the largest holder of the Security (the "**Nominee Designee**").

The Issuer does have voting agreements in place. On May 16, 2022, the Issuer and certain investors and Key Holders (as defined therein) entered into that certain Fifth Amended and Restated Voting Agreement.

The Issuer does have shareholder or equity holder agreements in place. On May 16, 2022, the Issuer and certain investors and Key Holders (as defined therein) entered into that certain Fifth Amended and Restated Investors' Rights Agreement and that certain Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement.

Anti-Dilution Rights

The Safes do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Safes or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Safes or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Safes are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Safes, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Safes, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Safes.
- The Safes do not have a stated return or liquidation preference.

COMMISSION AND FEES

Compensation

The Intermediary will be paid a one-hundred and twenty-five thousand dollar ($125,000) flat fee for preparing the Offering. The Intermediary will also receive compensation in the form of the Safes equal to one percent (1%) of the total number of the Safes sold in the Offering. The total number of Safes outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Safes issued in this Offering.

RISK FACTORS

Investing in the Safes involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Safes, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Safes. Only investors who can afford to lose all of their consideration, including the Required Consideration, should participate in this Offering.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The consideration the Issuer will receive from Investors in this Offering will not provide cash-based funding to the Issuer and is not sufficient to sustain the Issuer's current business plan.

The Offering's primary purpose is to offer Investors the opportunity to join the Issuer's network and community, and to gain equity in the Company via the Safes. The Offering is not a mechanism that has been designed with the aim of raising capital. In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not currently registered to conduct business in the State of Florida.

The Issuer is incorporated in and licensed to do business in the State of Delaware. The Issuer does have its own physical office in the State of Florida. The Issuer has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in Florida. The Issuer intends to engage in all such actions as promptly as possible.

We are not a reporting company at this time.

We are not a reporting company and are not subject to the reporting requirements under Section 12(g) of the Securities and Exchange Act of 1934. There can be no assurance that we will ever become a reporting company. As a result, the Safes are not freely tradeable.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of consideration equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient consideration to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

There is no guarantee that an investor's commitment of Required Consideration or other consideration may be returned.

In the event an investment commitment of Required Consideration must be returned, including as pursuant to Rule 303 of Regulation Crowdfunding, there is no guarantee that an investor's commitment of Required Consideration or other consideration may be returned.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

The Intermediary will be paid a flat fee of one-hundred and twenty-five thousand dollars ($125,000) for preparing the Offering.

The Issuer has the right to limit individual Investor SAFE Amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned or when context requires, destroyed, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the receipt of such committed consideration to the Issuer, the Safes will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments of Required Consideration in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments of Required Consideration were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to NFTs

The value of Nonfungible Tokens ("NFTs"), any investment in NFTs, and the regulation of NFTs are uncertain and may subject us to unforeseeable risks.

NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online "collectibles," similar to physical rare collectible items, such as trading cards or art. Like real world collectibles, the value of NFTs may be prone to "boom and bust" cycles as popularity increases and subsequently subsides. Certain metadata pertaining to NFTs or the collectible itself (such as digital art) represented by the NFT may be stored "offchain," i.e., not on a decentralized digital asset network. If we or any potential third-party hosting service or platform ceases hosting relevant data relating to NFTs, such NFTs may become worthless. Because NFTs generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets (including phishing, hacking, blockchain risks) are also applicable to NFTs. We have developed and released our own NFTs. The application of the securities laws to NFTs is particularly uncertain, as most guidance related to the application of the federal securities laws to digital assets has been applied to more fungible forms of digital assets, such as cryptocurrencies. Any determination that the NFTs we develop and release are securities under the federal securities laws would adversely affect us.

There are risks associated with issuing NFTs, including a potential finding of a violation of securities laws by a regulatory authority.

The Commission evaluates whether a particular digital asset, including an NFT, is a security based on what is commonly referred to as the Howey Test. The Howey Test looks at four factors: (i) an investment of money (ii) in a common enterprise (iii) with the expectation of profit (iv) to be derived from the efforts of others. We believe the commemorative NFTs issued by us do not meet the definition for securities under the Howey Test.

Although we believe that these NFTs are not securities, there is risk that the issuance of NFTs may be considered a public offering in violation of the federal securities laws, and perhaps certain state securities laws. For issuances that are deemed to be public offerings under federal securities laws or in violation of certain state securities laws, purchasers of such products might be granted the right to rescind the sale of these products and demand that we return the purchase price of these products. We did not receive a purchase price for these NFTs; however, there is risk that the Company may be subject to other penalties or that other remedies may apply.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets could have an adverse material effect on the successful development and adoption of our NFT and digital collectible business.

The growth of the blockchain industry in general, as well as the blockchain networks on which our NFT and digital collectible business relies, is subject to a high degree of uncertainty. The factors affecting the further development of blockchain networks and digital assets, include, without limitation:

- worldwide growth in the adoption and use of digital assets and other blockchain technologies;
- government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- the maintenance and development of the open-source software protocol of blockchain networks;
- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;
- the extent to which current purchaser interest in cryptocurrencies represents a speculative "bubble;"
- the extent to which historic price volatility in cryptocurrencies and digital assets continues into the future;
- general economic conditions in the United States and the world;
- the regulatory environment relating to cryptocurrencies and blockchains; and
- a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens.

Moreover, if and to the extent we are unable to successfully expand our NFT and digital collectible business, we may incur unanticipated costs and losses, and face other adverse consequences, such as negative reputational effects. In addition, the actual effects of pursuing these initiatives may differ, possibly materially, from the benefits that we expect to realize from them, such as the generation of additional revenues.

The digital assets industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of our NFT and digital collectible business and, as a result, adversely affect the future prospects of our NFT and digital collectible business as well as our financial results and financial condition.

Digital assets are a novel asset class that carries unique risks, including extreme price volatility.

Cryptocurrencies, digital currencies, coins, tokens, NFTs, stablecoins, and other digital or crypto assets or instruments that are issued and transferred using distributed ledger or blockchain technology (collectively referred to herein as "digital assets") are a new and evolving asset class. The characteristics of particular digital assets within this broad asset class may differ significantly.

There is no guarantee that these NFTs will maintain their value as measured against fiat currencies or that such digital assets can be converted into or sold for fiat currencies. Digital assets continue to be an emerging asset class based on emerging technologies, and our use of digital assets is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the infancy of their development, their dependence on the internet and other technologies, their dependence on the role played by miners, validators and developers and the potential for malicious activity, among other factors. Further, there can be no assurance that the blockchain technology on which digital assets are transacted does not have undiscovered flaws that may allow for such digital assets to be compromised, resulting in the loss of some or all of the digital assets we hold. Finally, the intrinsic value of digital assets is particularly uncertain and difficult to determine due to the novel and rapidly changing nature of digital asset markets. There can be no assurance that digital assets will maintain their value in the future, or that acceptance of using digital assets as currency or to make payments by mainstream retail merchants and commercial businesses, or for any other uses, will continue to grow. Moreover, due to the novelty of the asset class and the evolving patchwork of regulatory oversight of digital asset markets, fraud and market manipulation are not uncommon in such markets, all of which could negatively impact the value of our digital assets and have an adverse impact on our business.

Digital ecosystems, including offerings of digital assets, are evolving and uncertain. Our NFT business is subject to unknown risks that may materially adversely affect our development.

Exploring new technologies and offering related services to customers is one of our strategies to keep our service competitive for growth of our business. However, these newly developed ideas such as crypto assets, blockchain technologies, NFTs and Metaverse are still in the process of development.

We provide NFT-related services. Unlike many other traditional business sectors, NFT is a relatively new concept and market demand may be affected by the rapidly changing popular culture and market trends. Without a sufficient historical foundation and a solid customer base, NFT-related businesses may be prone to failure if market trend changes and their popularity decreases. Individuals interested in these newly developed ideas may refrain from creating or investing in related products due to unknown risks, such as the illiquidity of secondary markets, fraud, security, pricing, etc. On the other hand, businesses or activities involving NFT-related activities may be volatile to future regulations that may significantly affect the dynamics and operation of the business. Many interested enterprises delay expansion plans into NFT-related business due to the insufficient interest, limited public trading, and the uncertainty of the regulatory environment, which may adversely affect our growth strategies, business development, operating results, and financial condition. Hence, all these uncertainties related to NFT-related business could delay the introduction of our solutions, increase our research and development expenses and reduce demand for our solutions, which would materially and adversely affect our business, financial condition and results of operations.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Safes and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Safes or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Safes, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Safes. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Safes and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Safes to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Safes will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Safes may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Safes. Because the Safes have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Safes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Safes may also adversely affect the price that you might be able to obtain for the Safes in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Safes for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Safes, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Safes, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Safes or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Safes are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Safes. The Issuer is under no obligation to convert the Safes. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Safes.

Investors will not have the right to vote upon matters of the Issuer even if and when their Safes are converted (the occurrence of which cannot be guaranteed). Under the terms of the Safes, a third-party designated by the Issuer will exercise voting control over the Safes. Upon conversion, the Safes will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Safes are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Safes that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Safes do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Safes upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Safes or undergo a liquidity event and Investors may have to hold the Safes indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Safes if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Safes nor a liquidity event occurs, Investors could be left holding the Safes in perpetuity. The Safes have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Safes, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Safes, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Safes are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Safes may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Safes will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Safes. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Safes.

Any equity securities issued upon conversion of the Safes may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Safes into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Equity Financing Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Safes, the Issuer may not provide the holders of such Safes with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Safes; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Safes and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Safes with reference to the general status of the securities market and other relevant factors. The offering price for the Safes should not be considered an indication of the actual value of the Safes and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Safes can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Safes that have not been converted will be entitled to distributions as described in the Safes. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Safes can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Safes provide mechanisms whereby holders of the Safes would be entitled to a return of their consideration amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Safes, holders of the Safes may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Safes, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Truth Arts Inc. (the "**Issuer**") is an entertainment and technology company building the next global IP franchise. On January 2, 2024, the Issuer filed a Certificate of Amendment to its Sixth Amended and Restated Certificate of Incorporation changing its name from "Modern Mast Corporation" to "Truth Arts Inc." On January 3, 2024, the Issuer and Truth Labs LLC entered into an Asset Purchase Agreement, ("**APA**") pursuant to which the Issuer purchased substantially all of the assets of Truth Labs LLC, including, without limitation, intellectual property, website domain accounts, social media accounts, and web3 related accounts for the purchase price of 13,481,782 shares of common stock of the Issuer. Truth Labs LLC is a Delaware limited liability company and was formed on November 10, 2021.

The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States.

Truth Arts is building the next generation global gaming and entertainment franchise. Truth Arts has released IP projects and entertainment under the names Goblintown, Grumpl, and Big Inc. Truth Arts has a cartoon TV show in development as well as three video games that will be released in Q3 of 2024.

Business Plan

Truth Arts charges for its games (known as Pay to play) and also offers in-app purchases. Truth Arts also will monetize its content with advertising and merchandise.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Goblintown Digital Collectibles	This is a digital collectible with our flagship product, Goblintown.	$2M
Grumpl Digital Collectibles	This is a digital collectible with a character in our ecosystem called Grumpl.	$500k
Illuminati Digital Collectibles	This is a digital collectible for the most important part of our ecosystem.	$1M

Customer Base

Our customer base are males between the ages of 18-36 in the US.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6330013*	UPSTREAM	Service Mark	February 11, 2020	April 20, 2021	United States
98205884*	GOBLIN MODE	Service Mark	October 2, 2023	Pending	United States
98205903*	GOBLIN MODE	Service Mark	October 2, 2023	Pending	United States
97507690**	GOBLINTOWN	Service Mark	July 18, 2022	Pending	United States
97550454**	IlluminatiNFT	Service Mark	August 16, 2022	Pending	United States
98137005**	MEMEDEPOT	Service Mark	August 17, 2023	Pending	United States

*The owner of this mark is listed as Modern Mast Corporation which is the former name of the Issuer.
**The above referenced trademarks were assigned to the Issuer under the APA. The USPTO currently reflects Truth Labs LLC as the owner of such marks.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The Issuer does not expect to be generating any significant proceeds from this Offering. There will be no cash "payments" made to the Issuer to acquire the Safes.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alexander Taub	CEO	CEO at the Issuer (Formation – Present); responsibilities include Fundraising, Hiring, Managing	Yeshiva University (2009); BA
Michael Schonfeld	CTO	CTO at the Issuer (Feb 2014 - present); responsibilities include software development and product management	California State University (2011); BA
Sarah Wood	COO	COO at the Issuer (Nov 2020 - present); responsibilities include Operations, Fundraising Operations, Fundraising, IR Formerly Head of Operations, Head of Community	University of Michigan (2018), BBA
Jason Forest	CCO	CCO at the Issuer (November 2023 – present); responsibilities include Art, Creative VP of Product at One Second Everyday (March 2015 – October 2023) responsibilities include leading product and creative.	Pratt Institute (no degree earned); Montclair State University (2006); BA
Cesar Kuriyama	Co-founder, Special Advisor	Co-founder, Special Advisor at the Issuer (December 2023 - Present); responsibilities include leading operations and business Founder and CEO of One Second Everyday (February 2011 – Present) responsibilities include leading operations and business.	Pratt Institute (2004); BA

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Issuer entered into that certain Indemnification Agreement with Alexander Taub on April 17, 2020. The Issuer entered into that certain Indemnification Agreement with Michael Schonfeld on April 17, 2020. The Issuer entered into that certain Indemnification Agreement with Nicole Priel on December 28, 2020. The Issuer entered into that certain Indemnification Agreement with Eliot Durbin on February 16, 2022.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 90,010,018 shares of common stock of which 31,915,908 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**") and 37,309,574 shares of preferred stock of which 37,309,574 are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**") of which of which 4,344,320 shares are designated as Series Pre-Seed I Preferred Stock, 2,058,512 shares are designated as Series Pre-Seed II Preferred Stock, 195,617 shares are designated as Series Pre-Seed III Preferred Stock, 2,932,227 shares are designated as Series Pre-Seed IV Preferred Stock, 1,321,457 shares are designated as Series Seed I Preferred Stock, 13,056,191 shares are designated as Series Seed II Preferred Stock, 10,805,668 shares are designated as Series A Preferred Stock, and 2,595,582 shares are designated as Series A-1 Preferred Stock.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	31,915,908
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	37.32%

Type	Series Pre-Seed I Preferred Stock
Amount Outstanding	4,344,320
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.08%

Type	Series Pre-Seed II Preferred Stock
Amount Outstanding	2,058,512
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.41%

Type	Series Pre-Seed III Preferred Stock
Amount Outstanding	195,617
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.23%

Type	Series Pre-Seed IV Preferred Stock
Amount Outstanding	2,932,227
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.43%

Type	Series Seed I Preferred Stock
Amount Outstanding	1,321,457
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.55%

Type	Series Seed II Preferred Stock
Amount Outstanding	13,056,191
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.27%

Type	Series A Preferred Stock
Amount Outstanding	10,805,668
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.63%

Type	Series A-1 Preferred Stock
Amount Outstanding	2,595,582
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.03%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	2014 Equity Incentive Pan
Amount Outstanding / Amount Authorized	14,935,858 / 16,298,162
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more options which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.05%

Outstanding Debt

As of the date of this Form C, the Issuer has zero debt outstanding.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms

	of voting power)
N/A[1]	N/A	N/A

---

[1] There is no beneficial owner, either individuals or entities, of twenty percent of more.

26

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of January 31, 2024 the Issuer had an aggregate of $10,215,928 in cash and cash equivalents, leaving the Issuer with approximately 26 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

There will not be any proceeds as conventionally understood. See the section titled "Use of Proceeds" for more information.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Safes provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Safes are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Pre-Seed I Preferred Stock	$1,199,988.98	4,344,320	General Working Capital	May 1, 2014-May 27, 2014	Section 4(a)(2)
Series Pre-Seed II Preferred Stock	$1,137,791.36	2,058,512	General Working Capital	April 17, 2020	Section 4(a)(2)
Series Pre-Seed III Preferred Stock	$115,013.70	195,617	General Working Capital	April 17, 2020	Section 4(a)(2)
Series Pre-Seed IV Preferred Stock	$499,974.14	2,932,227	General Working Capital	July 1, 2020	Section 4(a)(2)
Series Seed I Preferred Stock	$250,000.00	1,321,457	General Working Capital	December 28, 2020	Section 4(a)(2)
Series Seed II Preferred Stock	$2,499,999.45	13,056,191	General Working Capital	December 28, 2020	Section 4(a)(2)
Series A Preferred Stock	$12,511,270.00	10,805,668	General Working Capital	February 16, 2022	Section 4(a)(2)
Series A-1 Preferred Stock	$3,999,999.52	2,595,582	General Working Capital	May 16, 2022	Section 4(a)(2)
Stock Options	N/A, Exercise Price of $0.03	10,702,972	N/A	February 15, 2021 – November 1, 2021	Rule 701
Stock Options	N/A, Exercise Price of $0.28	996,016	N/A	August 31, 2023	Rule 701
Common Stock	$1,456,032.48	12,133,604	Stock Issued as Purchase Price of Truth Labs LLC assets from All Too Well LLC	January 3, 2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering

Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- Reuben Taub is the Father of Alexander Taub. On July 7, 2020 Reuben Taub purchased 608,325 Shares of the Series Pre-Seed IV Preferred Shares. On July 8, 2020, Reuben Taub signed a Side Letter in respect to his purchase of the Series Pre-Seed IV Preferred Shares granting him information rights, and right of first offer. Pursuant to the Offer Notice of Financing dated January 26, 2022, Reuben Taub has forfeited his right of first offer.
- On January 10, 2014, the Issuer entered into the Restricted Stock Purchase Agreement with Alexander Taub for the purchase of 4,000,000 shares of Common Stock for the total purchase price of $400.
- On January 10, 2014, the Issuer entered into the Restricted Stock Purchase Agreement with Michael Schonfeld for the purchase of 4,000,000 shares of Common Stock for the total purchase price of $400.
- The Issuer entered into the Restricted Stock Purchase Agreement with Alexander Taub dated as of April 17, 2020 for the purchase of 5,210,000 shares of Common Stock for a total purchase price of $9,899.
- The Issuer entered into the Restricted Stock Purchase Agreement with Michael Schonfeld dated as of April 17, 2020 for the purchase of 5,210,000 shares of Common Stock for a total purchase price of $9,899.
- The Issuer entered into the Notice of Grant of Stock Option with Alexander Taub dated as of December 23, 2020.
- The Issuer entered into the Notice of Grant of Stock Option with Michael Schonfeld dated as of December 23, 2020.
- The Issuer entered into the Notice of Grant of Stock Option with Alexander Taub dated February 15, 2021 for the purchase of 4,500,000 shares of Common Stock.
  - On December 1, 2023, the Issuer cancelled the Notice of Grant of Stock Option with Alexander Taub for 3,020,232 shares pursuant to that certain Option Cancellation Agreement.
  - In connection with the APA, the Company entered into a Restricted Stock Purchase Agreement with Alexander Taub for the purchase of 3,020,232 shares of Common Stock.
- The Issuer entered into the Notice of Grant of Stock Option with Michael Schonfeld dated February 15, 2021 for the purchase of 4,500,000 shares of Common Stock.
- Michael Schonfeld is the brother of Daniel A. Schonfeld. Daniel A. Schonfeld is a consultant of the Company and is the holder of 147,750 shares of Common Stock and 267,647 Stock Options.
  - The Issuer entered into the Restricted Stock Purchase Agreement with Daniel A. Schonfeld dated June 22, 2020, for the purchase of the 147,750 shares, which are subject to a vesting schedule, for a total purchase price of $280.73.
  - The Issuer entered into a Restricted Stock Award with Daniel A. Schonfeld dated April 17, 2020, for the purchase of the 68,580 shares, which are subject to a vesting schedule.
- Zhanna Schonfeld is the wife of Daniel A Schonfeld. Zhanna Schonfeld is an employee of the Company and is the holder of 791,357 shares of Common Stock and 535,293 Stock Options.
  - The Issuer entered into the Restricted Stock Purchase Agreement with Zhanna Schonfeld dated June 22, 2020, for the purchase of the 791,357 shares, which are subject to a vesting schedule, for a total purchase price of $1,503.58. On February 15, 2021, Zhanna Schonfeld was granted an additional 535,293 options to purchase Common Stock.
- On March 18, 2022, Alexander Taub, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Alexander Taub sold (i) 159,293 shares of Common Stock for a total purchase price of $175,214.02 to Panoramic Venture Fund 5, LP, (ii) 668,018 shares of Common Stock for a total purchase price of $734,785.07 to Panoramic Venture Fund 5-QP, LP, and (iii) 81,822 shares of Common Stock for a total purchase price of $89,999.95 to Boldstart Ventures V L.P.
- On March 18, 2022, Michael Schonfeld, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Michael Schonfeld sold (i) 554,571 shares of Common Stock for a total purchase price of $609,999.27 to Boldstart Ventures V L.P. and (ii) 354.562 shares of Common Stock for a total purchase price of $389,999.77 to Alpaca VC Fund III LP.

- On May 16, 2022, Alexander Taub, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Alexander Taub sold 512,284 shares of Common Stock for a total purchase price of $749,999.15 to StepStone VC Early Stage II, L.P.
- On May 16, 2022, Michael Schonfeld, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Michael Schonfeld sold (i) 62,773 shares of Common Stock for a total purchase price of $91,901.56 to StepStone VC Early Stage II, L.P., (ii) 107,200 shares of Common Stock for a total purchase price of $156,944.02 to StepStone VC Early Stage II-G, L.P., (iii) 46,509 shares of Common Stock for a total purchase price of $68,090.58 to StepStone VC Early Stage II-K, L.P., and (iv) 295,802 shares of Common Stock for a total purchase price of $433,063.01 to Knollwood Digital Asset Fund LLC.
- On May 16, 2022, Reuben Taub, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Reuben Taub sold (i) 270,866 shares of Series Seed II Preferred Stock for a total purchase price of $417,426.18 to StepStone VC Early Stage II, L.P., (ii) 2,219 shares of Series Pre-Seed IV Preferred Stock for a total purchase price of $3,419.66 to StepStone VC Early Stage II, L.P., (iii) 50,907 shares of Series Pre-Seed IV Preferred Stock for a total purchase price of $78,451.76 to StepStone VC Early Stage II-G, L.P., (iv) 22,086 shares of Series Pre-Seed IV Preferred Stock for a total purchase price of $34,036.30 to StepStone VC Early Stage II-K, L.P., and (v) 173,038 shares of Series Pre-Seed IV Preferred Stock for a total purchase price of $266,665.41 to Knollwood Digital Asset Fund LLC.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.TruthArts.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Truth Arts Inc.

By:

/s/ Alexander Taub
_____
(Signature)

Alexander Taub
_____
(Name)

Chief Executive officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Taub
_____
(Signature)

Alexander Taub
_____
(Name)

Director
_____
(Title)

February 27, 2024
_____
(Date)

/s/ Michael Schonfeld
_____
(Signature)

Michael Schonfeld
_____
(Name)

Director
_____
(Title)

February 27, 2024
_____
(Date)

/s/ Nicole Priel	
(Signature)	

Nicole Priel	
(Name)	

Director	
(Title)	

February 27, 2024	
(Date)	

/s/ Eliot Durbin	
(Signature)	

Eliot Durbin	
(Name)	

Director	
(Title)	

February 27, 2024	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

MODERN MAST CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022



RB | **RICH &**
     BANDER

CERTIFIED PUBLIC ACCOUNTANTS

MODERN MAST CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2022

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

INDEPENDENT ACCOUNTANT'S REPORT

To the Directors of
Modern Mast Corporation
Hollywood, FL

We have reviewed the accompanying financial statements of Modern Mast Corporation (a New York limited liability company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Modern Mast Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rich and Bander, LLP

New York, NY
February 21, 2024

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

MODERN MAST CORPORATION
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

Current assets

Cash and cash equivalents	$	13,895,212
Prepaid expenses		144,588
Total current assets		**14,039,800**
Property and equipment		**49,721**
TOTAL ASSETS	**$**	**14,089,521**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued expenses	$	63,250
Total liabilities		**63,250**

Stockholders' Equity

Series A Convertible Preferred Stock : $0.0001 par value, 37,309,574 shares authorized, 37,309,574 shares issued and outstanding as of December 31, 2022		3,731
Common stock : $0.0001 par value, 75,629,123 shares authorized, 53,314,816 shares issued, 19,782,304 oustanding		1,978
Additional paid-in capital		22,001,580
Accumulated deficit		(7,972,595)
Other comprehensive loss		(8,423)
		14,026,271
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**14,089,521**

MODERN MAST CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue	$	-
Operating Expenses		
Advertising	$	66,313
Bank charges		2,745
Consulting and Accounting		26,179
Contractor labor		165,529
Depreciation		7,705
Dues and subscriptions		199,626
Employee benefits		299,442
Insurance		6,221
Legal		117,790
Meals and entertainment		72,039
Office expenses		113,964
Payroll administration		13,121
Payroll taxes		119,682
Professional services		133,535
Rent		5,600
Salaries and wages		2,183,746
Smart contracts		158,737
Taxes		6,132
Technology - Hosting		15,936
Travel		109,232
		3,823,274
Other income		
Research and development tax credit		113,748
Sponsorship		9,150
		122,898
Net loss	$	3,700,376

MODERN MAST CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2022

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
January 1, 2022	23,908,327	$ 2,391	19,782,304	$ 1,978	5,615,850	$ (4,272,219)	(8,423)	$ 1,339,577
Issuance of preferred stock	13,401,247	1,340	-	-	16,508,457	-	-	16,509,797
Issuance costs	-	-	-	-	(122,727)			(122,727)
Net Loss	-	-	-	-	-	(3,700,376)	-	(3,700,376)
December 31, 2022	37,309,574	$ 3,731	19,782,304	$ 1,978	22,001,580	$ (7,972,595)	$ (8,423)	$ 14,026,271

MODERN MAST CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:		
Net income	$	(3,700,376)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		7,705
(Increase) decrease in operating assets:		
Other assets		(7,306)
Prepaid expenses		(17,706)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(25,445)
Total adjustments		(42,752)
Net cash provided by operating activities		(3,743,128)
Cash flows from investing activities:		
Purchase of property and equipment		(25,513)
Net cash used in financing activities		(25,513)
Cash flows from financing activities:		
Procceeds from issuance of stock		16,509,797
Stock issuance costs		(122,727)
Net cash provided by financing activities		16,387,070
Net increase in cash and cash equivalents		12,618,429
Cash and cash equivalents, beginning of year		1,276,783
Cash and cash equivalents, end of year	$	**13,895,212**
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Nature of Operations

   Modern Mast Corporation was incorporated in Delaware in 2014. The Company was in the process of researching, developing, and creating a market for an application call Upstream. Upstream was a professional groups application that allowed professionals to join online communities, give and get help, host office hours, and attend digital networking events.

   In November 2021, the Company's operations changed to focus on researching, developing, and creating an application that simplifies the creation and management of decentralized autonomous organizations.

   Prior to 2020, the Company's operations were not related to the research and development of the Upstream application. Certain Company assets associated with previous operations were sold prior to January 1, 2020.

   Basis of Accounting

   The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments, except those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents. The Company has $13,895,212 in cash equivalents as of December 31, 2022.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Fair Value Measurements and Fair Value of Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with Accounting Standards Codification ("ASC") Topic 820.

The carrying amounts reported in the balance sheets for cash, accounts payable and accrued expenses approximate their fair market value based on the short-term maturity of these instruments.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of individual assets or classes of assets, which range from 3 to 5 years.

Normal repair and maintenance expenditures are expensed as incurred. Expenditures which materially increase values or extend useful lives are capitalized. Replacements are capitalized and the property and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in income. Depreciation expense for the year ended December 31, 2022 was $7,705.

Capitalized Software Costs

Costs incurred to develop internal-use software including game development, are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. Through December 31, 2022, no development costs have been capitalized.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Income Tax Status

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, at an effective tax rate of 21%, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist primarily of a net operating loss carryforward and timing differences in depreciation methods used for tax and financial statement purposes. As of December 31, 2022 the Company has no tax liabilities.

The Company determines the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return by applying a more-likely-than-not evaluation process. The process requires affirmative evaluation that it is more-likely-than-not, based on the technical merits of a tax position, that the Company is entitled to economic benefits resulting from position taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements, and additional disclosures about uncertain tax positions are required.

The Company's evaluation as of December 31, 2022 revealed no tax positions that, if overturned, would have a material impact on the financial statements. The 2019 through 20201 tax years remain subject to examination by the Internal Revenue Service as well as certain state and local taxing authorities. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Research and Development

Research and development costs incurred in the development of the Company's products are expensed as incurred and include costs such as labor and outside development costs, software license fees, materials, and other allocated costs incurred.
Liquidity and Going Concern

Advertising Costs

The Company's policy is to expense advertising costs as they are incurred.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), which requires lessees to recognize leases on the combining statement of financial position and disclose key information about leasing arrangements. The new ASU establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the combining statement of financial position for most leases with terms longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of the expense recognition in the combining statement of activities. The effective date for this standard has been delayed to annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combining financial statements, with practical expedients available.

Contract Balances

Contract assets are recognized when the Company has satisfied a contract obligation but must satisfy other performance obligations before being entitled to payment, or when the Company has the right to bill a customer before satisfying any or some of the performance obligations. Contract liabilities are recognized when the Company has an obligation to perform services to a customer for which the Company has received advanced consideration or when payment is due prior to satisfying any or some of the performance obligations.

2) **STOCKHOLDERS' EQUITY**

At December 31, 2022, the authorized capital stock of the Company consists of 75,629,123 shares of Common Stock par value $0.0001 per share. At December 31, 2022, the authorized shares of Series A Preferred stock are 37,309,574 with a par value of $0.0001.

In February 2022, the Company's Articles of Incorporation were amended to authorize an additional 17,165,079 shares of common stock and an additional 12,999,997 shares of preferred stock. 10,805,668 shares of Series A preferred stock were subsequently issued to preferred stockholders for $12,511,235 by cash.

In May 2022, the Company's Articles of Incorporation were amended to authorize an additional 3,629,123 shares of common stock and an additional 401,250 shares of preferred stock. 2,595,579 shares of Series A preferred stock were subsequently issued to preferred stockholders for $3,999,997 by cash.

At December 31, 2022 there were 53,314,816 shares of common stock issued and 19,782,304 shares outstanding.

At December 31, 2022, there were 37,309,574 shares of preferred stock authorized, issued and outstanding.

2)   STOCKHOLDERS' EQUITY (CONT'D)

Voting

Each share of preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock except as follows:

- Holders of a majority of the Series Seed II preferred stock are entitled to elect, voting as a separate class, one member of the Company's board of directors.

- Holders of a majority of the common stock are entitled to elect, each voting separately as a class, two members of the Company's board of directors.

Dividends

Preferred stockholders are entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock. No dividends have been declared or paid on the Company's preferred stock.

Liquidation Preference

In the event of any liquidation, dissolutions, or winding-up of the Company, the preferred stockholders shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the issuance price per share, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends.

After payment of the liquidation preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

Conversion

Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock.

3)   **EQUITY INCENTIVE PLAN**

In May 2014, the Company adopted an equity incentive plan (the Plan) pursuant to which the Board of Directors may grant incentive stock options, non statutory stock options, stock appreciation rights, restricted stock awards, and restricted stock unit awards of the Company's common stock to employees, directors, and consultants. The Plan authorizes grants up to 1,371,594 stock awards. In December 2020, the Plan was restated to authorize an additional 11,135,000 shares of common stock. Stock awards must be granted with an exercise price equal to the stock's fair market value at the date of grant. Stock awards generally vest over a four-year period starting from the date specified in each agreement.

At December 31, 2022, there were 11,144,290 shares available for the Company to grant under the Plan.

4)   **CONCENTRATIONS OF RISK**

The Company maintains its cash balance at a major financial institution. The balances, at times, may exceed federally insured limits. As of December 31, 2022 $13,645,212 exceeded federally insured limits.

5)   **SUBSEQUENT EVENTS**

In January 2024, the Company completed a merger with Truth Labs, Inc.

Management has evaluated subsequent events through February 21, 2024 which is the date the financial statements were available to be issued.



Modern Mast Corporation

Financial Statements

December 31, 2021 and 2020

FLAGEL HUBER FLAGEL

Certified Public Accountants | Business Advisors

Modern Mast Corporation

Table of Contents

December 31, 2021 and 2020



Independent Accountant's Review Report

To the Board of Directors and Stockholders
Modern Mast Corporation

We have reviewed the accompanying financial statements of Modern Mast Corporation, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Modern Mast Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Flagel Huber Flagel

Certified Public Accountants

Dayton, Ohio

December 21, 2022

CINCINNATI
9135 Governors Way / Cincinnati, Ohio 45249-2037
phone: 513-774-0300 / fax: 937-293-5481 / fhf-cpa.com

DAYTON
3400 South Dixie Drive / Dayton, Ohio 45439-2304
phone: 937-299-3400 / fax: 937-293-5481 / fhf-cpa.com

TROY
206 West Main Street / Troy, Ohio 45373-3240
phone: 937-339-3118 / fax: 937-293-5481 / fhf-cpa.com

1

Modern Mast Corporation

Balance Sheets

December 31, 2021 and 2020

		2021		2020
Assets				
Current Assets				
Cash	$	1,276,783	$	2,685,902
Digital assets		34,605		0
Prepaid expenses		21,720		8,255
Total Current Assets		1,333,108		2,694,157
Property and Equipment				
Computer equipment		45,436		16,404
Less accumulated depreciation		(13,523)		(8,229)
		31,913		8,175
Total Assets	$	1,365,021	$	2,702,332
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable	$	0	$	3,581
Accrued expenses		25,444		18,667
Total Current Liabilities		25,444		22,248
Stockholders' Equity				
Preferred stock		2,391		2,154
Common stock		1,978		1,978
Additional paid-in-capital		5,650,833		5,207,383
Equity financing costs		(34,983)		(34,983)
Retained earnings (deficit)		(4,272,219)		(2,496,448)
Accumulated other comprehensive loss		(8,423)		0
		1,339,577		2,680,084
	$	1,365,021	$	2,702,332

Modern Mast Corporation

Statements of Operations

For the Years Ended December 31, 2021 and 2020

	2021	2020
Operating Expenses		
Advertising	$ 41,621	$ 6,002
Bank charges	0	226
Computer and internet	5,574	0
Contractor labor	41,250	3,000
Depreciation	5,294	2,262
Dues and subscriptions	26,860	20,255
Employee benefits	211,423	122,422
Event hosting	20,259	0
Insurance	0	300
Meals and entertainment	23,176	1,959
Miscellaneous	38,959	0
Office expenses	47,249	21,834
Payroll administration	9,955	3,715
Payroll taxes	90,708	35,285
Postage and delivery	1,886	995
Professional services	122,714	33,440
Rent	6,267	5,488
Salaries and wages	1,068,611	429,472
Smart contracts	44,920	0
Travel	16,506	2,954
	1,823,232	689,609
Other Income (Expenses)		
Interest income	1	3
State and local taxes	(1,905)	(3,997)
R&D credit advance	45,607	11,520
PPP loan forgiveness	0	107,000
Realized gain on digital assets	3,758	0
	47,461	114,526
Net Loss	1,775,771	575,083
Other Comprehensive Loss		
Unrealized loss on digital assets	(8,423)	0
Comprehensive Loss	$ 1,767,348	$ 575,083

See Independent Accountant's Review Report

The accompanying notes are an integral part of these statements.

3

Modern Mast Corporation
Statements of Changes in Equity
For the Years Ended December 31, 2021 and 2020

	Preferred Stock	Common Stock	Additional Paid-in-Capital	Stock Issuance Costs	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2020	$ 434	$ 800	$ 1,149,663	$ (15,233)	$ (1,921,365)	$ 0	$ (785,701)
Stock issued	1,720	1,178	4,057,720	0	0	0	4,060,618
Stock issuance costs	0	0	0	(19,750)	0	0	(19,750)
Net loss	0	0	0	0	(575,083)	0	(575,083)
Balance at December 31, 2020	$ 2,154	$ 1,978	$ 5,207,383	$ (34,983)	$ (2,496,448)	$ 0	$ 2,680,084
Stock issued	237	0	443,450	0	0	0	443,687
Net loss	0	0	0	0	(1,775,771)	0	(1,775,771)
Other comprehensive loss	0	0	0	0	0	(8,423)	(8,423)
Balance at December 31, 2021	$ 2,391	$ 1,978	$ 5,650,833	$ (34,983)	$ (4,272,219)	$ (8,423)	$ 1,339,577

See Independent Accountant's Review Report
The accompanying notes are an integral part of these statements.

Modern Mast Corporation

Statements of Cash Flow

For the Years Ended December 31, 2021 and 2020

		2021		2020
Cash Flows from Operating Activities:				
Net loss	$	(1,775,771)	$	(575,083)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		5,294		2,262
Realized gain on digital assets		(3,758)		0
Changes in assets and liabilities:				
Accounts receivable		0		52,512
Purchase of digital assets		(84,190)		0
Proceeds from conversion of digital assets		44,920		0
Prepaid expenses		(13,465)		6,737
Accounts payable		(3,581)		3,581
Accrued expenses		6,777		5,520
Net Cash Used in Operating Activities		(1,823,774)		(504,471)
Cash Flows from Investing Activities:				
Purchase of property and equipment		(29,032)		(5,656)
Purchase of digital assets				0
Net Cash Used in Investing Activities		(29,032)		(5,656)
Cash Flows from Financing Activities:				
Proceeds from issuance of stock		443,687		2,820,899
Stock issuance costs		0		(19,750)
Net Cash Provided by Financing Activities		443,687		2,801,149
Change in Cash		(1,409,119)		2,291,022
Cash - beginning of year		2,685,902		394,880
Cash - end of year	$	1,276,783	$	2,685,902
Supplemental Disclosures of Cash Flow Information				
Cash paid for:				
Income taxes	$	1,905	$	3,997
Noncash Financing Activity				
Conversion of stockholder notes to preferred shares	$	0	$	1,239,719

See Independent Accountant's Review Report

The accompanying notes are an integral part of these statements.

5

Modern Mast Corporation

Notes to Financial Statements

December 31, 2021 and 2020

1. Organization

Modern Mast Corporation was incorporated in Delaware in 2014. The Company was in the process of researching, developing, and creating a market for an application call Upstream. Upstream was a professional groups application that allowed professionals to join online communities, give and get help, host office hours, and attend digital networking events.

In November 2021, the Company's operations changed to focus on researching, developing, and creating an application that simplifies the creation and management of decentralized autonomous organizations.

Prior to 2020, the Company's operations were not related to the research and development of the Upstream application. Certain Company assets associated with previous operations were sold prior to January 1, 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash on hand and in banks. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk
Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash.

Property and Equipment
Property and equipment is recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of individual assets or classes of assets, which range from 3 to 5 years.

Normal repair and maintenance expenditures are expensed as incurred. Expenditures which materially increase values or extend useful lives are capitalized. Replacements are capitalized and the property and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in income. Depreciation expense for the years ended December 31, 2021 and 2020 was $5,294 and $2,262, respectively.

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the future net undiscounted cash flow expected to be generated and any estimated proceeds from the eventual disposition. If the long-lived asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount exceeds fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses on long-lived assets were recognized during the years ended December 31, 2021 and 2020.

Advertising
Advertising costs are expensed as incurred. Advertising expenses were $41,621 and $6,002, respectively for the years ended December 31, 2021 and 2020.

Research and Development Costs
The costs of research, development and product improvement costs that do not meet the criteria for capitalization are expensed as incurred. Research and development costs primarily consist of employee compensation and related benefits.

3. Common Stock

At January 1, 2020, there were 15,000,000 shares of $0.0001 par value common stock authorized and 8,000,000 shares issued and outstanding.

In April 2020, the Company's Articles of Incorporation were amended to authorize an additional 11,390,043 shares of common stock. In addition, 11,782,304 shares of common stock were issued to stockholders for $22,386. A portion of these shares were acquired pursuant to terms of the equity incentive plan. See Note 5.

In July 2020, the Company's Articles of Incorporation were amended to authorize an additional 2,932,227 shares of common stock.

In December 2020, the Company's Articles of Incorporation were amended to authorize an additional 25,512,651 shares of common stock. A portion of these shares were authorized pursuant to the Equity Incentive Plan. See Note 5.

At December 31, 2021 and 2020, there were 54,834,921 shares of common stock authorized and 19,782,304 shares issued and outstanding. See Note 11.

4. Preferred Stock

At January 1, 2020, there were 4,344,320 shares of $0.0001 par value preferred stock authorized, issued and outstanding.

In April 2020, the Company's Articles of Incorporation were amended to authorize an additional 2,058,512 shares of Series Pre Seed II preferred stock and 195,617 shares of Series Pre Seed III preferred stock. All Series Pre Seed II and Series Pre Seed III shares were subsequently issued to preferred stockholders for $1,239,719 by conversion of debt.

In July 2020, the Company's Articles of Incorporation were amended to authorize an additional 2,932,227 shares of Series Pre Seed IV preferred stock. All Series Pre Seed IV shares were subsequently issued to preferred stockholders for $499,974 by cash.

In December 2020, the Company's Articles of Incorporation were amended to authorize an additional 1,321,457 shares of Series Seed I preferred stock and 13,056,194 of Series Seed II preferred stock. All Series Seed I preferred shares were subsequently issued to preferred stockholders for $250,000. 10,699,715 Series Seed II preferred shares were subsequently issued to preferred stockholders for $2,048,781. The Series Seed I preferred shares were acquired by conversion of Safe notes. The Series Seed II preferred shares were acquired by cash.

At December 31, 2020, there were 23,908,327 shares of preferred stock authorized 21,551,848 issued and outstanding.

During 2021, 2,356,476 Series Seed II preferred shares were issued to preferred stockholders for $443,687 by cash.

At December 31, 2021, there were 23,908,327 shares of preferred stock authorized, issued and outstanding. See Note 11.

The holders of preferred stock have various rights and preferences as follows:

Voting
Each share of preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock except as follows:

Holders of a majority of the Series Seed II preferred stock are entitled to elect, voting as a separate class, one member of the Company's board of directors.

Holders of a majority of the common stock are entitled to elect, each voting separately as a class, two members of the Company's board of directors.

4. Preferred Stock (Continued)

<u>Dividends</u>
Preferred stockholders are entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock. No dividends have been declared or paid on the Company's preferred stock.

<u>Liquidation Preference</u>
In the event of any liquidation, dissolutions, or winding-up of the Company, the preferred stockholders shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the issuance price per share, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends.

After payment of the liquidation preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

<u>Conversion</u>
Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock.

5. Equity Incentive Plan

In May 2014, the Company adopted an equity incentive plan (the Plan) pursuant to which the Board of Directors may grant incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock unit awards of the Company's common stock to employees, directors, and consultants. The Plan authorizes grants up to 1,371,594 stock awards. In December 2020, the Plan was restated to authorize an additional 11,135,000 shares of common stock. Stock awards must be granted with an exercise price equal to the stock's fair market value at the date of grant. Stock awards generally vest over a four-year period starting from the date specified in each agreement.

During the year ended December 31, 2020, 1,362,304 restricted stock awards were granted and exercised.

At December 31, 2021 and 2020, there were 11,144,290 shares available for the Company to grant under the Plan.

6. Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products, protection of proprietary technology, dependence on key individuals, and risk associated with changes in information technology.

The Company has investments in digital assets. Digital assets are loosely regulated and there is no central marketplace for currency exchange. Digital assets are decentralized and do not rely on either governmental authorities or financial institutions to create, transmit, or determine the value of the cryptocurrency issued by them. Supply is determined by a computer code, not by a central bank, and prices can be extremely volatile. Digital asset exchanges have been closed due to fraud, failure, or security breaches. Any of the Company's assets that are maintained on an exchange may be lost.

6. **Risks and Uncertainties (Continued)**

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation and the impact on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its future results of operations, financial condition, or liquidity.

The Company has incurred net losses, has an accumulated deficit as of December 31, 2021, as well as expecting to incur future additional losses. The Company has cash available on hand and believes that cash will be sufficient to fund operations and meets its obligations as they come due within one year from the date these financial statements are issued. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its product, increase revenue, and ultimately, to achieve profitable operations.

7. **Digital Assets**

The Company's investment in digital assets are stated at fair value. The Company held approximately 9 Ether (ETH) tokens as of December 31, 2021. ETH is used to pay for certain activities on the Ethereum network. Cost is determined using the specific identification method. The following summarizes the changes in fair value for the year ended December 31, 2021.

Cost	$	43,028
Unrealized Loss		(8,423)
	$	34,605

Several factors may affect the price of digital assets, including, but not limited to, supply and demand, investors' expectations with respect to the rate of inflation, interest rates, currency exchange rates or future regulatory measures (if any) that restrict the trading of digital assets or the use of digital assets as a form of payment. Ultimately, digital assets can be purchased and exchanged for conventional currency on exchanges, can be used for consuming resources per their respective protocols, or used to purchase goods and services online or at physical locations. However, there is no assurance that digital assets will maintain their long-term value in terms of purchasing power in the future, or that acceptance of digital assets payments by mainstream retail merchants and commercial businesses will grow.

8. **Fair Value Measurements**

The Company applies accounting principles generally accepted in the United States of America (GAAP) for fair value measurements of financial assets that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received for an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.

This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

Modern Mast Corporation

Notes to Financial Statements

December 31, 2021 and 2020

8.   **Fair Value Measurements Continued)**

The three levels of inputs used to measure fair value are as follows:

- Level 1 - Observable inputs such as quoted prices in active markets;

- Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following are descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes from the prior year in the methodologies used to measure fair value. Significant transfers between fair value levels are determined at the end of the reporting period. The application of the fair value measurement standards had no impact on the Company's financial position or results of operations for the year ended December 31, 2020.

The Company has determined that the only financial asset or liability measured at fair value on a recurring basis and categorized using the fair value hierarchy is its' investments in digital assets. The fair value of these assets was derived from the last reported value using CoinMarketCap (coinmarketcap.com, in United States Dollars) which derives its prices by aggregating the prices from various exchanges. CoinMarketCap is a well-known cryptocurrency market capitalization source in the industry. Such investments are classified as Level 2 in the fair value hierarchy.

9.   **Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, at an effective tax rate of 21%, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist primarily of a net operating loss carryforward and timing differences in depreciation methods used for tax and financial statement purposes. As of December 31, 2021 and 2020, the Company has recorded a full valuation allowance against its deferred tax asset.

The Company determines the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return by applying a more-likely-than-not evaluation process. The process requires affirmative evaluation that it is more-likely-than-not, based on the technical merits of a tax position, that the Company is entitled to economic benefits resulting from position taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements, and additional disclosures about uncertain tax positions are required.

9. Income Taxes (Continued)

The Company's evaluation as of December 31, 2021 revealed no tax positions that, if overturned, would have a material impact on the financial statements. The 2018 through 2020 tax years remain subject to examination by the Internal Revenue Service as well as certain state and local taxing authorities. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Interest and penalties, if any, have been recognized in income tax expense.

10. Paycheck Protection Program

During 2020, as a result of the COVID-19 pandemic, the Company obtained a loan of $107,000 through the Paycheck Protection Program offered by the Small Business Administration to cover payroll and other eligible costs. The loan contained terms that allowed the loan to be forgiven upon satisfaction of certain conditions in connection with the Program. The Company followed IAS 20, Accounting for Government Grants and Disclosure of Government Assistance which requires income recognition once it is determined that forgiveness of loan amounts is probable based on satisfaction of the conditions for forgiveness.

Loan forgiveness in the amount of $107,000 has been reported as other income on the Statement of Operations for the year ended December 31, 2020, based on the belief that the loan would be forgiven. During 2021, the Company's application to the Small Business Administration for loan forgiveness was formally approved.

11. Subsequent Events

In February 2022, the Company's Articles of Incorporation were amended to authorize an additional 17,165,079 shares of common stock and an additional 12,999,997 shares of preferred stock. 10,805,668 shares of Series A preferred stock were subsequently issued to preferred stockholders for $12,511,235 by cash.

In May 2022, the Company's Articles of Incorporation were amended to authorize an additional 3,629,123 shares of common stock and an additional 401,250 shares of preferred stock. All remaining outstanding shares of Series A preferred stock were subsequently issued to preferred stockholders for $3,999,997 by cash.

Management evaluated the activity of the Company through December 21, 2022 (the date the financial statements were available to be issued) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.



In this ever-changing business environment, Flagel Huber Flagel goes beyond numbers and deadlines, returning the trust and confidence our clients place in us, with a caring partner relationship. We are committed to a collaborative search for ideas and solutions that help business organizations thrive and families build and preserve wealth. Our commitment is simple; financial and operational *insight*, service *integrity*, and problem solving *innovation*.

www.fhf-cpa.com
3400 South Dixie Drive, Dayton, OH 45439 | 937.299.3400
9135 Governors Way, Cincinnati, OH 45249 | 513.774.0300
206 West Main Street, Troy, OH 45373 | 937.339.3118



TRUTH LABS, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 10, 2021 (INCEPTION)

THROUGH DECEMBER 31, 2022

RB | RICH & BANDER

CERTIFIED PUBLIC ACCOUNTANTS

TRUTH LABS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2022

Page No.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

<u>INDEPENDENT ACCOUNTANT'S REPORT</u>

To the Directors of
Truth Labs, Inc
Hollywood, FL

We have reviewed the accompanying financial statements of Truth Labs, LLC (a New York limited liability company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in members' equity, and cash flows from November 10, 2021 (inception) through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Truth Labs, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rich and Bander, LLP

New York, NY
February 2, 2024

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

TRUTH LABS, LLC
BALANCE SHEET
DECEMBER 31, 2022

ASSETS		
Current assets		
Cash and cash equivalents	$	42,011
Intangible assets, net		847,858
Total current assets		**889,869**
TOTAL ASSETS	**$**	**889,869**
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	1,603
Total current liabilities		**1,603**
Total liabilities		**1,603**
Members' equity		888,266
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**889,869**

TRUTH LABS, LLC
STATEMENT OF INCOME
FOR THE PERIOD FROM NOVEMBER 10, 2021 (INCEPTION) THROUGH DECEMBER 31, 2022

Revenues		
NFT Income - Secondary Sales	$	11,223,779
Merchandise Sales		97,323
		11,321,102
Less: cost of sales		148,449
Gross profit		11,172,653
Selling, general and administrative expenses		
Consultants		6,485,343
Selling and marketing		609,390
Professional and legal fees		226,356
Travel, meals, and entertainment		30,499
Office expenses		26,044
Technology		4,825
Bank fees		4,415
Other business expenses		414
Utilities		359
		7,387,645
Income from operations		3,785,008
Other income (expense)		
Dividend income		520
Impairment of intangible assets		(2,897,262)
		(2,896,742)
Income before provision for income taxes		888,266
Net income		888,266

TRUTH LABS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM NOVEMBER 10, 2021 (INCEPTION) THROUGH DECEMBER 31, 2022

Balance at Inception	$	-
Net income		888,266
Distributions to members		-
Balance at December 31, 2022	**$**	**888,266**

-4-

TRUTH LABS, LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM NOVEMBER 10, 2021 (INCEPTION) THROUGH DECEMBER 31, 2022

Cash flows from operating activities:		
Net income	$	888,266
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Intangible asset received as consideration		(11,223,779)
Digital assets paid as consideration		7,478,659
Impairment of digital asset		2,897,262
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		1,603
Total adjustments		(846,255)
Net cash provided by operating activities		42,011
Net increase in cash and cash equivalents		42,011
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	**42,011**
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

Truth Labs, LLC. (the "Company") was incorporated in the state of Delaware on November 10, 2021 ("Inception"). The Company develops, designs, acquires, and manages non-fungible tokens (NFTs) for unique and exclusive features, rewards, and opportunities. In addition to developing proprietary games, the Company benefits from secondary sales in the NFT market. They also have built an exclusive following and earn revenue from merchandise sales.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include estimates of current and deferred income taxes and deferred tax valuation allowances.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents. The Company has $42,011 in cash equivalents as of December 31, 2022.

Fair Value Measurements and Fair Value of Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with Accounting Standards Codification ("ASC") Topic 820.

The carrying amounts reported in the balance sheets for cash, accounts payable and accrued expenses approximate their fair market value based on the short-term maturity of these instruments.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Accounting for Digital Currencies and Other Digital Assets

The Company accounts for digital currencies and other digital assets as indefinite-lived intangible assets and accounts for them at historical cost in accordance with ASC 350, Intangibles — Goodwill and Other. Indefinite-lived intangible assets are not subject to amortization but rather tested for impairment annually and more frequently, if events or circumstances change that indicate that it is more likely than not that the asset is impaired (i.e., if an impairment indicator exists). As a result, the Company only recognizes decreases in the value of its digital currencies and other digital assets, and any increase in value will be recognized only upon disposition. The Company plans to dispose of cryptocurrency received as a form of payment into fiat currency. The Company held $847,859 as of December 31, 2022.

Digital assets are measured using the exact timestamp from the Etherscan receipt from the transaction, a level two fair valuation. Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation and deflation, and the global political and economic conditions.

The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able to liquidate its holdings of digital assets at its desired price if required depending upon market fluctuations. A decline in the market prices for digital assets could negatively impact the Company's future operations.

The Company has not hedged the conversion of any of its sales of digital assets. Digital assets have a limited history and the fair value historically has been very volatile. Historical performance of digital assets is not indicative of their future performance.

Capitalized Software Costs

Costs incurred to develop internal-use software including game development, are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. Through December 31, 2022, no development costs have been capitalized.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Income Tax Status

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations. No such interest and penalties have been accrued as of December 31, 2022.

Revenue, Revenue Recognition and Receivables

The Company recognizes revenue when the following criteria have been met: persuasive The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). This standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

The Company generates revenue from the following sources:

Sale of NFTs - Revenue generated from such sales will be recognized upon delivery of the NFT to the customer which is when the Company completes its sole performance obligation. The Company sells the NFTs at market rate. Through third-party payment providers, the customer pays for the NFT by using digital currencies, which includes Bitcoin or Ethereum. If payment is made in digital currency, the customer will send the digital currency to the Company's custodial wallet and revenue will be recorded in USD at the transaction price charged for the NFT. The Company will then convert some of the digital currency to USD. Upon conversion of the digital currency to USD, the Company will recognize a gain or loss equal to the difference between the cost of the digital currency acquired versus the price of the digital currency when converted. NFTs are automatically delivered to the customer via smart contract at the time of sale or minting. As it is a simultaneous process, the Company's performance obligation has been met in accordance with ASC 606 upon the customer remitting payment for the NFT. In the unlikely case of force majeure and the NFT has not been delivered, the Company will recognize a contract liability until such time that the performance obligation has been met. Fees incurred by the Company, including network fees, will be netted against such NFT revenues. Accordingly, NFT revenues will be reflected net of the related expenses.

Merchandise - Revenue transactions associated with the sale of merchandise comprise a single performance obligation, which consists of the sale of products to customers either through a third party website to consumer channels. The Company satisfies the performance obligation and records revenues net of cost of goods sold, when transfer of control to the customer has occurred, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product. The transaction price is determined based upon the invoiced sales price, less anticipated sales returns, discounts and miscellaneous claims from customers. Payment is due at the time of sale for all digital commerce transactions.

Each type of revenue source will be specifically identifiable and revenue shall be recognized based on the Company's respective revenue recognition policy. All revenues under NFT contracts are priced and reported in USD. All revenues generated by the Company shall be recognized in accordance with ASC Topic 606, "Revenue from Contracts with Customers."

Accounts Receivable – Fee revenues that are expected to be collected within one year are recorded as accounts receivable at net realizable value. The Company uses the direct write-off method to determine uncollectible accounts receivable. Receivables more than 90 days past due are evaluated for collectability.

The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expensed as incurred when the amortization period is less than a year.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Research and Development

Research and development costs incurred in the development of the Company's products are expensed as incurred and include costs such as labor and outside development costs, software license fees, materials, and other allocated costs incurred.
Liquidity and Going Concern

Advertising Costs

The Company's policy is to expense advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), which requires lessees to recognize leases on the combining statement of financial position and disclose key information about leasing arrangements. The new ASU establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the combining statement of financial position for most leases with terms longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of the expense recognition in the combining statement of activities. The effective date for this standard has been delayed to annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combining financial statements, with certain practical expedients available.

Contract Balances

Contract assets are recognized when the Company has satisfied a contract obligation but must satisfy other performance obligations before being entitled to payment, or when the Company has the right to bill a customer before satisfying any or some of the performance obligations. Contract liabilities are recognized when the Company has an obligation to perform services to a customer for which the Company has received advanced consideration or when payment is due prior to satisfying any or some of the performance obligations.

Costs of Revenue

Costs of revenue consist of direct costs associated with minting new NFTs on the Ethereum blockchain network.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Adoption of Accounting Standard

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets*. The amendments in ASU 2023-08 require that an entity measure crypto assets at fair value in the statement of financial position each reporting period and recognize changes from remeasurement in net income. The amendments also require that an entity provide enhanced disclosures for both annual and interim reporting periods to provide financial statement users with relevant information to analyze and assess the exposure and risk of significant individual crypto asset holdings. In addition, fair value measurement aligns the accounting required for holders of crypto assets with the accounting for entities that are subject to certain industry-specific guidance (such as investment companies) and eliminates the requirement to test those assets for impairment. The effective date is for all reporting entities with fiscal years beginning after December 15, 2024. Early adoption is permitted.

The Company is still evaluating the impacts of the standard.

2) **FAIR VALUE MEASUREMENTS**

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2022, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Accounting Standards Codification 820, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1, inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2022, no investments at fair value are noted in the balance sheets.

3) INTANGIBLE ASSETS

During the period ended December 31, 2022, the Company received $11,223,779 of digital assets as consideration for its revenue. As of December 31, 2022, the Company converted less than 1% of this consideration into fiat currency. During the period ended December 31, 2022, the Company recorded a loss of $2,895,416 impairment losses on such digital assets. As of December 31, 2022 the carrying value of the digital assets held was $847,858. The market value of those assets was $1,129,469.

4) REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company's revenues of $11,223,779 were all performance obligations that were satisfied at a point in time for the period ended December 31, 2022.

5) RELATED PARTY TRANSACTIONS

During the period ended December 31, 2022, the Company utilized the services of one of its members as a consultant. The Company recognized $148,610 in related expenses during the period ended December 31, 2022.

6) CONCENTRATIONS OF RISK

The Company maintains its cash balance at a major financial institution. The balances, at times, may exceed federally insured limits. As of December 31, 2022 there are no uninsured cash balances.

For the year ended December 31, 2022, there are no concentrations related to revenues.

7) SUBSEQUENT EVENTS

Subsequent to year end, the Company entered into talks to merge with Modern Mast Corporation (d/b/a Upstream, Inc).

Management has evaluated subsequent events through February 2, 2024, which is the date the financial statements were available to be issued.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

TRUTH ARTS INC.

SAFE
(Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 SAFE holders, the "**Investors**") of $[________] (the "**Safe Amount**") on or about [Date of SAFE], Truth Arts Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock, subject to the terms set forth below.

The "**Pre-Money Valuation Cap**" is $132,500,000. See Section 2 for certain additional defined terms.

1. Events.

(a) **Equity Financing**. If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) the Issuer shall promptly notify the Investor of the closing, or anticipated closing, of the Equity Financing and issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Equity Financing, subject to the terms of this Section 1(a). The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Safe Amount by (y) the Equity Financing Price (as defined below).

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Section 1(a), (c) or (d)), holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Safe Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of shares of Common Stock equal to the Safe Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**.   This SAFE will automatically terminate (without relieving the Issuer or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

2.   **Definitions**.

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap, the SAFE Price.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Nominee**" has the meaning ascribed to it in the Nominee Rider and Waiver.

"**Nominee Rider and Waiver**" means the agreement attached hereto as Exhibit A.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

3.   Issuer Representations, Warranties and Covenants.

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　　The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the SAFE.

4.　　**Investor Representations, Warranties, and Covenants**.

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　The Investor has been advised that the Securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)　　The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)　　The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Safe Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Offering Documents.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)   Investor has reviewed the Nominee Rider and Waiver and will execute such contemporaneously with this SAFE, such contemporaneous execution being a condition precedent to the Issuer's acceptance of this SAFE.

(n)   This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

5.   **Transfer Restrictions**.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   If the Investor intends to transfer the SAFE ("**Transfer**") the party accepting transfer ("**Transferee**") must pass and continue to comply with the Nominee's (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute a Nominee Rider and Waiver, substantially provided in the form of Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   Tokenization and Fractionalization.

(a)   The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. If applicable, the Tokens may be issued in whole or fractional parts, in the Issuer's sole discretion.

(b)   The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

7.   Miscellaneous.

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A, contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this SAFE will render the SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Safe Amount of each Investors SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   Custodian through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian (defined below in Exhibit A) shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five miles of the Issuer's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                       Republic Investment Services LLC

By: By:
Name: Name: Antonio Namwong, President
Date: Date:

ISSUER:

TRUTH ARTS INC.

By: _____

Name: Alexander Taub, Chief Executive Officer

Date:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the SAFE Series 2024 issued by Truth Arts Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

(1)   cause, at any time hereinafter, the title to any Security to be held of record by a corporation, partnership, a trust (whether or not the trustees are named), or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account by (such holder, the "**Custodian**"), in each case, of the Nominee's sole discretion for the benefit of the Investor (such event a "**Custodial Conversion**") and in connection with such Custodial Conversion open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided*, Nominee or Issuer shall take reasonable steps to send notice thereof to the Investor, including, without limitation, by email, using the last known contact information of such Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the direction of the largest holder of the Securities (provided such holder is a current or former SAFE holder or their Transferee) and subsequently, the largest holder of the Conversion Securities (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian; *provided further,* if multiple parties qualify as the Nominee Designee, the Issuer may select the Nominee Designee from those qualifying parties;

(5)   appoint any person, firm, or corporation to act as its agent or representative to perform any function that Nominee is or may be authorized hereunder to perform; and

(6)   take any such other and further actions incidental to any of the above. (the foregoing, collectively, the "**Nominee Services**").

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("**PII**") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.